UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Eastern Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

276317104

(CUSIP Number)

James A. Mitarotonda

Barington Capital Group, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

Eric W. Kaup

Hilco Inc.

5 Revere Drive, Suite 206

Northbrook, IL 60062

(847) 274-8846

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

April 10, 2015

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 3 Pages)

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This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2014, as amended by that certain Amendment No. 1 filed on February 6, 2015, Amendment No. 2 filed on February 23, 2015, Amendment No. 3 filed on March 9, 2015 and Amendment No. 4 filed on March 27, 2015 (collectively, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, no par value, of The Eastern Company, a Connecticut corporation (the “Company” or “Eastern”). The principal executive offices of the Company are located at 112 Bridge Street, Naugatuck, Connecticut 06770.

Item 4.

Purpose of Transaction.

The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

On April 10, 2015, Barington, together with certain of the Reporting Entities and others, filed a definitive proxy statement (the “Proxy Statement”) with the SEC in connection with the Company’s 2015 Annual Meeting of Shareholders (the “Annual Meeting”).

On April 12, 2015, Barington delivered a letter (the “Demand Letter”) to the Company demanding that the Board of Directors of the Company (the “Board”) take corrective action to (i) repeal the March 20, 2015 amendments to the Company’s bylaws (the “Bylaws”) that gave the Board the right to fill vacancies created by an increase in the number of directors, (ii) revoke the nomination of James Ozanne to any position on the Board and (iii) implement comprehensive corporate governance improvements, including, but not limited to, (a) declassifying the Board, (b) implementing a majority voting standard for uncontested director elections, (c) amending the Bylaws to require a simple majority for shareholders to amend the Bylaws, (d) agreeing to submit any poison pill to a shareholder vote, (e) implementing minimum share ownership requirements for the Board and the Company’s senior management, (f) adding a clawback provision to the Company’s compensation plans to permit the Board to recoup improperly granted bonus awards, (g) disclosing whether the Company has a CEO succession plan and (h) separating the roles of Chairman and CEO.  The Demand Letter provides that if the Board fails to respond to the demand by April 15, 2015, Barington will seek expedited judicial relief.

On April 13, 2015, Barington mailed a letter to shareholders of the Company in connection with the Annual Meeting (the “Shareholder Letter”).

At the Annual Meeting, Barington is seeking the election of James A. Mitarotonda and Michael A. McManus, Jr. to the Board of Directors of the Company (the “Barington Nominees”).  As set forth in the Shareholder Letter, in the event that the Barington Nominees are elected, Barington has indicated that the Barington Nominees are committed, subject to the exercise of their fiduciary duties, to work constructively with the other members of the Board to take the following actions in connection with the Company:

1.

conduct a detailed strategic review of each of the Company’s businesses;

2.

rationalize the Company’s portfolio of businesses;

3.

pursue complementary acquisitions;

4.

improve revenue growth; and

5.

improve Eastern’s corporate governance and appoint an independent chairman.

Barington’s Proxy Statement and the Shareholder Letter are both incorporated herein by reference, and the foregoing descriptions of the Proxy Statement and the Shareholder Letter are qualified in their entirety by reference thereto.

Item 7.

Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.    Exhibit Description

99.7	Definitive Proxy Statement, dated April 10, 2015, incorporated by reference to Barington’s Schedule 14A, filed on April 10, 2015.
99.8	Letter, dated April 13, 2015, from Barington to shareholders of The Eastern Company, incorporated by reference to Barington’s Schedule 14A (Definitive Additional Materials), filed on April 13, 2015.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 13, 2015

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

HILCO INC.

By:  /s/ Eric W. Kaup

Name: Eric W. Kaup

Title:   Secretary

/s/ Jeffery B. Hecktman

Jeffery B. Hecktman